Via Edgar

February 13, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Cherokee Inc.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed April 14, 2011

File No. 000-18640

Dear Ms. Jenkins:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated February 1, 2012 (the “Comment Letter”) regarding Cherokee’s above-referenced periodic report (the “10-K”).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 25

Fiscal 2011 Compared to Fiscal 2010, page 26

1.  We note in your response to comment two of our letter dated December 14, 2011 that as a result of your arrangements with licensees, you often do not have the information necessary to determine the effects of any changes in prices, volume or mix on either the retailer’s sales of licensed products or your recorded royalty revenue. In future filings and to the extent applicable, please clearly indicate in your results of operations discussion that you do not have the information necessary to determine the effects of any changes in prices, volume or mix.

Response:    Cherokee hereby advises the Staff that our discussion of results of operations in future filings will disclose, to the extent applicable, that we do not have the information necessary to determine the effects of any changes in price, volume or mix.

2.  We note in your response to comment 4(c) of our letter dated December 14, 2011 that you consummated the repurchase of the 400,000 shares on February 7, 2011. Please tell us the fair value of the 400,000 shares on February 7, 2011. To the extent that the amount paid exceeded the fair value on the repurchase date, tell us how you considered the ASC 718-20-35-7 requirement to recognize any such excess as additional compensation cost.

Response:             Cherokee respectfully submits to the Staff that, notwithstanding Cherokee’s prior response to the Staff regarding ASC 718-20-35-7, Cherokee has upon further analysis determined that ASC 718-20-35-7 does not apply to Cherokee’s purchase of 400,000 shares of Common Stock (the “Shares”) from affiliates of Mr. Margolis following Mr. Margolis’ separation from Cherokee (such transaction, the “Repurchase”).    Cherokee hereby advises the Staff of the following factors that were considered in analyzing ASC 718-20-35-7 and its inapplicability to the Repurchase.  First, based on Cherokee’s records, Cherokee has concluded that the Shares were originally acquired by Mr. Margolis or his affiliates during the period ranging from 1995 through 1998.  Such Shares were acquired by Mr. Margolis or his affiliates through a combination of open market transactions, stock transfers or charitable donations and through the prior exercise of vested stock options. At the time of the Repurchase, Cherokee purchased the Shares from a family trust, a private limited partnership, a private corporation and a charitable foundation, all of which were affiliated with Mr. Margolis, and Cherokee did not purchase any Shares directly from Mr. Margolis.  Importantly, all of such Shares had been held by Mr. Margolis or his affiliates for more than 10 years prior to the Repurchase without any ongoing performance conditions, vesting restrictions, rights of repurchase, clawback rights, service periods, other service related conditions or other conditions characteristic of “equity awards” that are the subject of ASC 718-20-35-7.

The absence of any such service-related conditions imposed on Mr. Margolis or his affiliates’ unrestricted ownership of the Shares renders ASC 718-20-35-7 inapplicable, which addresses repurchases of “awards” and references the “service periods” applicable to such awards and reads, in relevant part: “An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”  Cherokee further determined that the Shares were not subject to ASC 718-20-35-7 as a result of the guidance set forth in ASC 718-10-35-13, which reads, in relevant part: “A freestanding financial instrument ceases to be subject to this Topic and becomes subject to the recognition and measurement requirements of Topic 480 or other applicable GAAP when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity (that is, no longer dependent on providing service).”

As contemplated by ASC 718-10-35-13, Mr. Margolis or his affiliates ownership of the Shares was not dependent on his status as an employee of Cherokee, his or his affiliates’ ownership of the Shares was independent of any obligation to provide service to Cherokee and the termination of Mr. Margolis’ employment with Cherokee had no direct impact on his or his affiliates’ ownership of the Shares.

In light of Cherokee’s conclusion that ASC 718-20-35-7 does not apply to the Repurchase, Cherokee believes and respectfully submits that a response to your inquiry regarding the fair value of the Shares on the date of settlement of the Repurchase is not necessary to complete the appropriate analysis.

In addition, and per your request, Cherokee hereby acknowledges that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Mark DiSiena, CFO, at (818) 908-9868 ext 318 or by fax at (818) 475-1452.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Henry Stupp	/s/ Mark DiSiena
Henry Stupp	Mark DiSiena
Chief Executive Officer	Chief Financial Officer

cc:           Cherokee’s Audit Committee (Mr. Tim Ewing, Mr. Keith Hull, Mr. Dave Mullen)

Todd Van der Wel and Stephen Redmond, Moss Adams LLP

Scott Stanton, Morrison & Foerster LLP